UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NABRIVA THERAPEUTICS AG

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

62957M104
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC
Samuel D. Isaly

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 62957M104	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 307,179
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 307,179
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.52%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

*This percentage is calculated based upon 2,116,121 of the Issuer’s Common Shares (as defined below) outstanding (including any such Common Shares represented by ADSs (as defined below)), as set forth in the Issuer’s prospectus, dated September 17, 2015 filed with the SEC (as defined below) on September 21, 2015.  The number of Common Shares outstanding gives effect to the Issuer’s initial public offering including the exercise in full of the underwriters’ over-allotment option to purchase up to 1,350,000 ADSs.

SCHEDULE 13D

CUSIP No. 62957M104	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 307,179
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 307,179
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.52%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

* This percentage is calculated based upon 2,116,121 of the Issuer’s Common Shares (as defined below) outstanding (including any such Common Shares represented by ADSs (as defined below)), as set forth in the Issuer’s prospectus, dated September 17, 2015 filed with the SEC (as defined below) on September 21, 2015.  The number of Common Shares outstanding gives effect to the Issuer’s initial public offering including the exercise in full of the underwriters’ over-allotment option to purchase up to 1,350,000 ADSs.

SCHEDULE 13D

CUSIP No. 62957M104	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 307,179
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 307,179
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 307,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.52%*
14		TYPE OF REPORTING PERSON (See Instructions) IN

* This percentage is calculated based upon 2,116,121 of the Issuer’s Common Shares (as defined below) outstanding (including any such Common Shares represented by ADSs (as defined below)), as set forth in the Issuer’s prospectus, dated September 17, 2015 filed with the SEC (as defined below) on September 21, 2015.  The number of Common Shares outstanding gives effect to the Issuer’s initial public offering including the exercise in full of the underwriters’ over-allotment option to purchase up to 1,350,000 ADSs.

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common shares, par value €1.00 per share (the “Common Shares”), of Nabriva Therapeutics AG, a stock corporation (Aktiengesellschaft) incorporated in the Republic of Austria (the “Issuer”). Certain Common Shares are represented by American Depositary Shares (“ADSs”), with each ADS representing one tenth of one Common Share.  The ADSs are listed on the NASDAQ Global Market under the ticker symbol “NBRV.”  The Issuer’s principal offices located at Leberstrasse 20, 1110 Vienna, Austria.

Item 2.	Identity and Background

(a)              This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)     Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”), which is the majority member of OrbiMed Private Investments V Cooperatief U.A. (“OPI V Cooperatief”), which is the sole shareholder of OrbiMed Private Investments V-NB B.V. (“OPI V-NB”).   OPI V and OPI V-NB (together, the “OPI V Entities”) hold ADSs and Common Shares, respectively, as described herein.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Isaly, a natural person, is the managing member of Advisors and owns a controlling interest in Advisors.

The directors and executive officers of Advisors and GP V are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)               name;

(ii)              business address;

(iii)             present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)             citizenship.

(d) – (e)     During the last five years, neither the Reporting Persons nor any person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On and prior to the close of April 20, 2015, Advisors and GP V, with the approval of the boards of directors of OPI V Cooperatief and OPI V-NB, as more particularly referred to in Item 6 below, caused OPI V-NB to purchase 171,669  Common Shares with contractual preference rights under a shareholders agreement.

On September 17, 2015, the Registration Statement on Form F-1 filed with the Securities and Exchange Commission (the “SEC”) by the Issuer (SEC File No. 333-205073) in connection with its initial public offering of 9,000,000 American Depositary Shares representing 900,000 Common Shares was declared effective.

The closing of the offering took place on September 23, 2015, and at such closing Advisors and GP V, pursuant to their authority under the limited partnership agreements of OPI V, as more particularly referred to in Item 6 below, caused OPI V to purchase 1,315,000 ADSs (representing 131,500 Common Shares) at the initial public offering price of $10.25 per ADS.  In addition, upon closing of the offering OPI V-NB received 4,010 Common Shares for nominal value in satisfaction of its contractual preferred dividend rights.  Upon closing of the offering and the issuance of the shares to OPI V-NB for nominal value, the contractual preference rights of the Common Shares acquired by OPI V-NB as described above terminated.

The source of funds for such purchases was the working capital of OPI V and capital contributions made to OPI V invested through OPI V Cooperatief and OPI V-NB.

As a result of the transactions described in this Item 3, the Reporting Persons may be deemed to be the beneficial owners of approximately 14.52% of the outstanding Common Shares.  GP V, as the general partner of OPI V, may be deemed to be the beneficial owner of approximately 14.52% of the Common Shares.  Advisors, as the managing member of GP V, may be deemed to be the beneficial owner of approximately 14.52% of the Common Shares.  Isaly, as the managing member of Advisors and the owner of a controlling interest in Advisors, may be deemed to be the beneficial owner of approximately 14.52% of the Common Shares.  None of the Reporting Persons have acquired or disposed of any additional Common Shares since September 23, 2015.

Item 4.	Purpose of Transaction

The Reporting Persons caused the OPI V Entities to acquire shares of the Issuer for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the OPI V Entities.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Common Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Shares or otherwise, they may acquire Common Shares (including in the form of ADSs) or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Common Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)        As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Common Shares described in Item 3 above.  Based upon information contained in the Issuer’s prospectus, dated September 17, 2015, filed with the SEC on September 21, 2015, such Common Shares constitute approximately 14.52% of the issued and outstanding Common Shares (including any Common Shares represented by ADSs).  Advisors, pursuant to its authority as the sole managing member of GP V, the sole general partner of OPI V, may be deemed to indirectly beneficially own the Common Shares held by the OPI V Entities.  GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the Common Shares held by the OPI V Entities.  Isaly, pursuant to his authority as the managing member of Advisors and owner of a controlling interest in Advisors, pursuant to its limited liability company agreement, may also be deemed to indirectly beneficially own the Common Shares attributable to Advisors.  As a result, Isaly, Advisors and GP V share the power to direct the vote and to direct the disposition of the Common Shares described in Item 3 above.

(c)              Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the shares during the past sixty (60) days.

(d)              Not applicable.

(e)              Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5 above, OPI V Cooperatief is the sole shareholder of OPI V-NB, pursuant to the terms of the Deed of Incorporation of OPI V-NB.  OPI V is the majority member of OPI V Cooperatief, pursuant to the terms of Deed of Incorporation of OPI V Cooperatief.  GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V.  Advisors is the sole managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V.  Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V.  Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by the OPI V Entities.  The number of outstanding Common Shares attributable to the OPI V Entities is 307,179 Common Shares.  Advisors may be considered to hold indirectly 307,179 Common Shares, and GP V may be considered to hold indirectly 307,179 Common Shares.  Isaly, pursuant to his authority as the managing member of, and owner of a controlling interest in, Advisors, also has shared discretionary power to direct the vote and the disposition of the securities of the Issuer held by the OPI V Entities.

Chau Khuong (“Khuong”), a Private Equity Partner at Advisors, has been a member of the Board of Directors of the Issuer since April 2015, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.  From time to time, Khuong may receive additional stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors.  Khuong is obligated to transfer any Common Shares issued under any such stock options or other awards to the Reporting Persons, which will distribute such shares to the relevant OPI Entity.

Lock-up Agreement

In connection with the Issuer’s initial public offering, Leerink Partners LLC (“Leerink”), RBC Capital Markets LLC (“RBC” and together with Leerink, the “Representatives”) and OPI V-NB entered into a Lock-Up Agreement (the “Lock-Up Agreement”).  The Lock-Up Agreement provides that, subject to limited exceptions, without the prior written consent of the Representatives, OPI V-NB will not, for a period of 180 days from the date of the Underwriting Agreement between the Issuer and the Representatives (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer, any Common Shares (including, without limitation, Common Shares which may be deemed to be beneficially owned (in accordance with the rules and regulations of the SEC) by OPI V-NB) or any other securities convertible into or exercisable or exchangeable for Common Shares, whether now owned or hereafter acquired by OPI V-NB or with respect to which OPI V-NB has or hereafter acquires the power of disposition (the “Lock-Up Securities”), (ii) enter into any swap or any other agreement or transaction that transfers to another, in whole or in part, the economic consequences of ownership of the Lock-Up Securities, or (iii) exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended (the “Securities Act”).

After the Lock-Up Agreement expires, OPI V-NB’s Common Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act and other applicable U.S. securities laws.  OPI V-NB, along with certain other holders of the Issuer’s Common Shares party to the Registration Rights Agreement (as defined below), will be entitled to rights with respect to the registration of their shares.  Registration of these shares would result in the shares becoming freely tradable without restriction, except for shares purchased by affiliates.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is filed as Exhibit 2 and incorporated herein by reference.

Registration Rights Agreement

In connection with the offering, the Issuer entered into a registration rights agreement, dated September 4, 2015 (the “Registration Rights Agreement”) with certain of its existing shareholders, including OPI V, pursuant to which the Issuer granted to such shareholders customary registration rights for the resale of the Common Shares held by them, including the right to have the Issuer file registration statements covering their Common Shares or request that such shares be covered by a registration statement that the Issuer is otherwise filing, which will come into effect 181 days after September 17, 2015 (the date of the Issuer’s prospectus filed with the SEC on September 21, 2015). Under the Registration Rights Agreement, such shareholders will be entitled to demand registration rights, piggyback registration rights and short form registration rights in the United States. The Issuer has also agreed to use its best efforts to effect such registration as soon as reasonably possible following receipt of such demand. The Issuer has the right to determine, at its discretion, whether to register such Common Shares as Common Shares or as ADSs.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 3 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly
2.
Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-205073), filed with the SEC on August 24, 2015)

3.
Registration Rights Agreement by and among the Issuer and the parties listed therein, dated as of September 4, 2015 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-205073), filed with the SEC on September 8, 2015)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2015

OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

OrbiMed Capital GP V LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly
	Title:	Managing Member

Samuel D. Isaly

By:	/s/ Samuel D. Isaly
	Name:	Samuel D. Isaly

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly
2.
Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-205073), filed with the SEC on August 24, 2015)

3.
Registration Rights Agreement by and among the Issuer and the parties listed therein, dated as of September 4, 2015 (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1 (SEC File No. 333-205073), filed with the SEC on September 8, 2015)